AB 3/5

09058443

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 27 2009
Washington, DC
106

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-52113

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alyssa LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

888 Seventh Avenue 41st Floor
(No. and Street)

New York	NY	10106
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tim Avery (212) 863-2327
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
(Name – *if individual, state last, first, middle name*)

135 West 50th Street	New York	NY	10020-1299
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BD 3/17

OATH OR AFFIRMATION

I Robert Kirby, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alyssa LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MICHELLE R. CARLE NOTARY Commission Expires April 24, 2010 No. 01CA6144588 PUBLIC STATE OF NEW YORK

2-20-2009

Notary Public

Signature

Chief Financial Officer/Managing Member

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Alyssa LLC
Contents
Year Ended December 31, 2008

Weiser

Weiser LLP | Certified Public Accountants

135 West 50th Street
New York, NY 10020-1299
Tel 212.812.7000
Fax 212.375.6888

www.weiserLLP.com

Independent Auditors' Report

To the Board of Managers and Member
Alyssa LLC

We have audited the accompanying statement of financial condition of Alyssa LLC (the "Company") as of December 31, 2008, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alyssa LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1, subsequent to December 31, 2008, a related party has agreed in, principle, to purchase 100% of the membership interest in Alyssa LLC.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Weiser LLP

New York, NY
February 24, 2009

Alyssa LLC
Statement of Financial Condition
Year Ended December 31, 2008

Assets

Cash - checking	$	27,652
Total assets	$	27,652

Liabilities and Member's Equity

Member's equity	$	27,652
Total liabilities and member's equity	$	27,652

The accompanying notes are an integral part of these financial statements.

Alyssa LLC
Statement of Operations
Year Ended December 31, 2008

Revenues		
Commission income and placement fees	$	178,666
Interest income		1,040
Total revenues		179,706
Expenses		
Administrative services		72,000
Membership, registration and licensing fees		2,304
Other expenses		447
Total expenses		74,751
Net income	$	104,955

The accompanying notes are an integral part of these financial statements.

Alyssa LLC

Statement of Changes in Member's Equity

Year Ended December 31, 2008

Balance - January 1, 2008	$	172,697
Distributions to sole member		(250,000)
Net income		104,955
Balance - December 31, 2008	$	27,652

The accompanying notes are an integral part of these financial statements.

Alyssa LLC
Statement of Cash Flows
Year Ended December 31, 2008

Cash flows from operating activities		
Net income	$	104,955
Decrease in:		
Receivable from affiliate		84,307
Accrued liabilities		(10,028)
Net cash provided by operating activities		179,234
Cash flows from financing activities		
Distributions to member		(250,000)
Net decrease in cash		(70,766)
Cash and cash equivalents		
Beginning		98,418
Ending	$	27,652

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Businesses

Description of Business

Alyssa LLC (the "Company"), is a Delaware limited liability company which was organized on July 6, 1999. The Company is a registered broker-dealer pursuant to the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority. Auda U.S. (the "Parent") (previously "Advisor Associates LLC") is the sole member of the Company. The Company offers various kinds of securities only on an agency basis in private placements.

The limited liability company agreement of Alyssa LLC specifies, among other things, the term of the limited liability company which is unlimited, the rights and powers of the members, capital contribution and cash distribution criteria, and profit and loss allocations. As a limited liability company, the sole member's liability is generally limited to the amount in its capital accounts.

Subsequent to December 31, 2008, an immediate family member related to an executive of the Parent has agreed in, principle, to purchase 100% of the membership interest in Alyssa LLC for approximately $27,000 subject to approval by the Financial Industry Regulatory Authority.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in these estimates may have an impact on future results and actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents includes all cash and money market accounts with original maturities of ninety days or less, that are not held for sale in the ordinary course of business.

Concentrations of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist of cash. The Company places its cash balances with one financial institution. At times, such cash balances may be in excess of Federally-insured limits.

Revenue Recognition

The Company records commission income/placement fees on trade date, as transactions occur.

3. Related-Party Transactions

The Company has a Service Agreement (the "Agreement") with Auda U.S., its sole member, whereby Auda U.S. has agreed to furnish administrative and other services and to pay certain operating expenses of the Company. In exchange for these services, the Company pays an administrative service fee of $6,000 per month. The arrangement has been terminated effective December 31, 2008 based upon the pending sale of the membership interest in 2009.

In addition, for the year ended December 31, 2008, commission income of approximately $177,000 was earned from an affiliate. These transactions were recorded by the Company based on amounts determined by the affiliate.

4. Net Capital Requirements

The Company is subject to the uniform net capital requirements of rule 15c3-1 of the Securities and Exchange Commission, as amended, which requires a broker-dealer to have, at all times, sufficient liquid assets to cover current indebtedness. In accordance with the rule, the broker-dealer is required to maintain defined minimum net capital of the greater of $5,000 or 1/15 of aggregate indebtedness. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At December 31, 2008, the Company has net capital, as defined, of $27,652 which was $22,652 in excess of its required net capital of $5,000. At December 31, 2008, the Company had zero aggregate indebtedness. The ratio of aggregate indebtedness to net capital was 0 to 1.

5. Income Taxes

The Company is a single member LLC and is not a tax paying entity for Federal, state and local income tax purposes. Income or loss from the Company's operations is included in the determination of the taxable income of its sole member.

SUPPLEMENTARY INFORMATION

Alyssa LLC
Schedule I
Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2008

Computation of Net Capital	
Total member's equity	$ 27,652
Net capital, as defined	27,652
Less minimum net capital requirement	5,000
Excess of net capital	$ 22,652
Computation of aggregate indebtedness:	
Items included in statement of financial condition	
Accrued liabilities	$ -
Total aggregate indebtedness	$ -

Ratio of aggregate indebtedness to net capital

Total aggregate indebtedness	=	**$ -**	**= 0**
Net capital		**$ 27,652**	

The ratio of aggregate indebtedness to net capital is 0 to 1 compared to the maximum allowable ratio of 15 to 1.

Alyssa LLC
Schedule II
Computation For Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
Year Ended December 31, 2008

The Company has claimed exemption from the provisions of Rule 15c3-3 under the provisions of section (k)(2)(i).

Alyssa LLC
Schedule III
Reconciliations
Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2008

A. Reconciliation of Computation of Net Capital:

1. **Net capital per FOCUS Report, IIA and as reflected on audited financial statements**	$	27,652
Net capital per Schedule I	**$**	**27,652**
2. **Aggregate indebtedness per FOCUS Report, IIA**	$	-
Aggregate indebtedness per Schedule I	**$**	-

B. Reconciliation of Determination of Reserve Requirements Under Rule 15c3-3:

The Company has claimed exemption from Rule 15c3-3 under the provisions of section (k)(2)(i).

Weiser

Weiser LLP | Certified Public Accountants

135 West 50th Street
New York, NY 10020-1299
Tel 212.812.7000
Fax 212.375.6888

www.weiserLLP.com

Independent Auditors' Report on Internal Accounting Control

To the Board of Managers and Member
Alyssa LLC

In planning and performing our audit of the financial statements of Alyssa LLC (the "Company"), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Managers, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Weiser LLP

New York, N.Y.
February 24, 2009

Alyssa LLC

Financial Statements
and Supplementary Information
December 31, 2008